

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2007

Mr. Ray Reaves
Chief Executive Officer and
Chief Financial Officer
FieldPoint Petroleum Corporation
1703 Edelweiss Drive
Cedar Park, TX 78613

>   **Re: FieldPoint Petroleum Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed April 4, 2007**
>   **File No. 001-32624**

Dear Mr. Reaves:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 12 – Supplemental Information on Oil and Gas Producing Activities, page F-16

1.   In disclosing your use of independent petroleum engineers as a basis for
        estimating oil and gas reserves, please expand your disclosure to specifically
        name the engineer(s) used, or remove the reference from your document.

2.   We note substantial revisions of previous estimates in your gas reserve
        disclosures for the years ended December 31, 2005 and 2006. To the extent you
        determine such revisions to be significant, please expand your disclosure to
        provide an appropriate explanation of these changes. Refer to paragraph 11 of
        FAS 69.

Item 8A – Controls and Procedures, page 19

3.   You disclose that your Principal Executive Officer and Principal Financial Officer
        concluded that your "…disclosure controls and procedures are effective to
        provide reasonable assurance that information required to be disclosed in the
        reports that we file or submit under the Exchange Act is accumulated and
        communicated to management… to allow timely decisions regarding required
        disclosure…" Item 307 of Regulation S-B requires that you disclose your
        officer's conclusions regarding the effectiveness of your disclosure controls and
        procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The
        definition in Rule 13a-15(e) is more comprehensive than that included in the
        second paragraph of your disclosure. Specifically, the term disclosure controls
        and procedures also includes controls that are "…designed to ensure that
        information required to be disclosed by the issuer in the reports that it files or
        submits under the Act is recorded, processed, summarized and reported, within
        the time periods specified in the Commission's rules and forms." Your officer's
        conclusion does not state whether your disclosure controls and procedures are
        effective at accomplishing these items. Please revise your officers' conclusion to
        state whether your disclosure controls and procedures are effective at
        accomplishing all of the items included within the definition of disclosure
        controls and procedures as contained in Rule 13a-15(e) of the Exchange Act.

4.   We note your statement regarding changes in internal control over financial
        reporting in which you concluded there were no changes during the fourth quarter
        ended December 31, 2006, "except as otherwise noted above." Please revise your
        disclosure to state, in clear and unqualified language, your conclusions regarding
        changes in internal control over financial reporting that have materially affected,
        or are reasonably likely to materially affect you internal controls over financial
        reporting.

Item 13 – Exhibits and Reports on Form 8-K, page 31

5.   We noted exhibits 31 and 32 were included with your filing but not included in the exhibit list within Item 13. In future filings, please list all exhibits in the exhibit index.

Engineering Comments

Note 12 – Supplemental Information on Oil and Gas Producing Activities, page F-16

6.   Please provide us with a copy of your reserve reports as of December 31, 2005 and 2006. Please provide these on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief